Brights Build, Inc.



ANNUAL REPORT

5718 Westheimer Rd, Suite 1000

Houston, TX 77057

(713) 588-4372

http://www.brightsbuild.com

This Annual Report is dated April 27, 2023.

BUSINESS

Brights Build, Inc. ("Brights Build" or the "Company") is a C-Corp organized under the laws of the state of Texas that leverages the latest 3D printing technology to construct spacious, economically, and ecologically efficient homes, multi-family units, stores, and commercial spaces. With the ability to construct buildings significantly faster than traditional methods while making them customizable and cost-effective, we offer our customers an unmatched opportunity to create their dream homes.

When it comes to big purchases the process is complex in many cases, at Brights Build we are developing a new customer experience that will simplify the purchasing process for our future customers so they can become a homeowner just by installing the Brights Build app on their phones, choosing the plan and features of their home, and submitting their application. Our homes will be built using a 3D printer and by a construction team.

We are developing a new Business-2-consumer business model where we sell our 3D-printed homes directly to consumers who are the end users of the product. The cost of each home is expected to range between the low 200's to 500's. We work with the most influential real estate agent in Houston to act as our representative during the sales process and to attract prospective customers.

Once our initial 3D-printed home layout begins, we will use them to showcase the viability and benefits of our platform to homebuilders and contractors across the country for possible franchise opportunities to generate anticipated recurring revenue.

Modern 3D printing techniques have made it possible for us to construct and design individualized living spaces with fewer teams, less material, and more flexibility in the house's geometry, shape, and arrangement. Curved walls and rounded edges may now be easily built using 3D printing technology, a shape that was traditionally reserved for more complex residential architectural projects.

The Company was initially organized as Brights Build Enterprise LLC, a Texas limited liability company on February 11, 2022, and changed its name to Brights Build, LLC on May 5, 2022. On August 25, 2022, Brights Build, Inc. was incorporated in Texas, was made a 100% wholly-owned parent company of Brights Build LLC, and took over business operations from the LLC entity. Other than the parent-subsidiary ownership relationship, there is no other business, financial, or operational ties between the two entities at this time. However, the Company may consolidate the two business entities in the future.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $76,928.72

Number of Securities Sold: 10,000,000

Use of proceeds: Founder shares

Date: August 25, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Brights Build LLC was an ongoing business when it was acquired by Brights Build Inc. and it has total assets of 3.8 million at the time of acquisition. If for some reason we could not fetch new contracts for construction or obtain new equity investment, the ongoing project, and cash position, is sufficient to ensure this fact that the Company can easily be in operation for 12 months without generating any further capital or equity investment.

The major goal is to sync the new platform with the printer robots to be ready for plug&play by the buyer as well as the operator, this cost varies depending on how long this will take to be ready and tested for each layout designed however our 15 initial layouts are expected to be ready in 4-6 months and this will keep our burring rate at the same.

Foreseeable major expenses based on projections:

Land Acquisition is the largest major expense that the Company faces. Other major expenses include salaries, expenses, and costs of developing the Company platform.

Future operational challenges:

The integration between the printer system and the cloud platform that synced with end-user choices is the biggest challenge that we foresee.

Future challenges related to capital resources:

The production process and cost of materials fluctuation alongside the economic downturn may lead to higher-than-expected costs.

Future milestones and events:

The most important milestone is launching what we believe will be the biggest 3D printed community, which is currently underway. This will positively impact the Company's reputation as well as its finances. By first doing all the heavy lifting and successful launching, it will give us the opportunity to make a new franchise system across the US to help solve housing shortages here and eventually all over the globe.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $390,906.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

n/a

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

OMAR SHALHAM - Project Executive
4718 AUTUMN LN
HOUSTON, TX 77084

BAKR ALI - CEO
3234 TROTWOOD LN
KATY, TX 77494

Ahmed Alobaidi
as Jan, 15th 2023 No longer works with Brights Build

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Bakr A. Ali

Amount and nature of Beneficial ownership: 8,000,000

Percent of class: 80.0

Title of class: Common Stock

Stockholder Name: Omar Al Shalham

Amount and nature of Beneficial ownership: 2,000,000

Percent of class: 20.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,506,097 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

1. Not prioritizing your Capital Expenditure (CapEx) investment to ensure maximum risk reduction. Budgets for maintaining or upgrading property and equipment are limited, and as such these dollars should be maximized by choosing the projects that will have the most significant impact on reducing the risk profile. Most importantly, projects should be planned with the primary goal of reducing safety and environmental threats. Capital improvements without risk reduction offer little return on investment. "There's no point in making improvements if they don't reduce your risk," Nugent explains. "Prioritizing where to spend your budget is determined through an enterprise risk assessment." "The first place to look would be those exposures that present the greatest threat to safety. Injuries or loss of life are completely unacceptable. Next, look at the top environmental exposures. Finally, examine the building codes in your area to see if you're at risk of incurring government penalties." 2. Not involving local authorities with jurisdiction in the planning process. Building codes vary by jurisdiction, and failure to adhere to these codes could result in costly fines or extra expenses to adjust construction plans. Involving local authorities early can help to spot and resolve potential issues and avoid change orders. "Code officials who have a legal responsibility to their jurisdiction — like the fire marshal or the building code authorities — have to know what changes you plan to make to your facility and how you operate your plant," Nugent shares. "In some countries, they'll shut you down on the spot if your projects violate local codes. Involving these people as stakeholders can reduce unnecessary complications during and after completion of the project." 3. Not involving all internal stakeholders in scoping projects. The CFO, risk manager, health and safety professionals, and the business unit manager in charge of the facility should all be involved in planning construction projects. Their input helps to set goals that are not only meaningful, but achievable. "These people all need to be mindful of the enterprise risk evaluation and have some say in it. Only if all of these groups buy in to a project does it get the funds needed to execute it," explains Nugent. Insurance carriers should also be consulted to ensure the facility meets any risk management standards dictated by a policy. "They're the ones that are insuring some of the risks. They have to accept the risk, and it may have an impact on your premium and the conditions of your policy." 4. Bungling bid documents through lack of detail. Change orders cost time and money. Detailed blueprints should clearly define what improvements are taking place. Project plans are also what contractors bid on, so clear and specific plans are necessary to ensure that bidding contractors understand the scope of work and quality expectations from the get-go. "Preparing detailed drawings with associated specifications that clearly define what improvements you're making should help avoid change orders that delay project timelines and incur expenses for extra time and labor," Nugent shares. "These documents may also act as a defense in the future if a construction defect is discovered due to a contractor's shoddy execution." 5. Hiring contractors that lack local expertise. The best-laid plans go to waste without a skilled contractor. Comparing multiple bids line by line is a best practice, as is selecting a contractor with knowledge of local building codes. Contractors experienced with their jurisdiction's building regulations can help ensure compliance, and may also be able to leverage relationships with local suppliers to get better pricing. "Itemize work plans and marry up the bids — at least three — against the prepared specifications to ensure that contractors are bidding on what they were asked to bid," explains Nugent. "A very critical piece here is selecting the right contractor with a good reputation who will adhere to your contract." 6. Unknowingly buying and installing counterfeit equipment. Untrustworthy distributors may sell counterfeit materials of lower quality. The problem is most common overseas, as the stringency of quality assurance varies by nation. Not only does this cheat the client out of limited budget dollars, it also increases the risk of the defect. "If you're installing counterfeit equipment, it may look right, but it didn't go through a battery of tests to check its quality. There's a leap of faith there by assuming that the equipment

you're installing is properly listed or approved," Nugent points out. "If you introduce counterfeit equipment into the mix, then all bets are off." Best practices include: ordering materials directly from the manufacturer, having them delivered directly to the job site, and thoroughly testing the materials for quality. 7. Overlooking environmental exposures created by capital improvements. Any new construction project or lasting building improvement must consider the impact to the surrounding environment. Case in point: when one chemical facility broke out in fire, the newly-installed sprinkler system extinguished the flames and prevented extensive property damage — but, it also washed toxic chemicals into a nearby river, which further impacted downstream communities for miles.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Brights Build, Inc.

By /s/ Bakr Ali

Name: BRIGHTS BUILD INC

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Bright Builds Inc.

Consolidated Financial Statements

December 31, 2022

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

TABLE OF CONTENTS

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

Bright Builds Inc.
Consolidated BALANCE SHEET
As of December 31, 2022

	December 31, 2022
ASSETS	
Current Assets:	
Cash in bank	390,906
Inventory	853,753
Work-in-progress	827,658
Total Current Assets	**2,072,317**
Non-Current Assets:	
Furniture, Fixture and Equipment	853,735
Accumulated Depreciation	80,871
Total Non-Current Assets	**934,606**
TOTAL ASSETS	**3,006,923**
Current Liabilities:	
Due from Shareholders	2,330,539
Total Current Liabilities	**2,330,539**
Non-Current Liabilities:	
Total Liabilities	**2,152,077**
Net Assets	**854,846**
Owner's Equity	
Capital	500,000
Profit/(Loss) for the period	354,846
Accumulated Retained Earnings	-
Total Owner's Equity	**854,846**

Notes to the Financial Statements are an integral part of these financial statements.

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

Bright Builds Inc.
Consolidated Statement of Comprehensive Income
For the period end December 31, 2022

	Note No.	2022
Revenue		1,573,850
Cost of Revenues:	7	938,646
Gross Profit		**635,204**
Operating Expenses	8	378,160
Net Profit/(Loss)		257,044

Notes to the Financial Statements are an integral part of these financial statements.

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

Bright Builds Inc.
Consolidated Statement of Cash Flows
For the years ended December 31, 2022

	2022
Cash Flows from Operating Activities	
Net loss	257,044
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	(80,871)
Change in operating assets and liabilities:	
Changes in accounts receivable	-
Changes in prepaid expenses	-
Changes in accounts payable	-
Changes in Inventory	-
Net Cash Used in Operating Activities	176,173
Cash Flows from Investing Activities	
(Purchase) / Sale of property and equipment	-
Cash Used in Investing Activities	-
Cash Flows from Financing Activities	
Increase/Decrease in financing	-
Increase/Decrease in capital	-
Net Cash Provided by Financing Activities	-
Net change in cash in bank	176,173
Cash in bank at beginning of year	214,733
Cash in bank at end of year	390,906

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

Notes to the Financial Statements are an integral part of these financial statements.

Bright Builds Inc.
Consolidated Statements Of Changes In Stockholders' Equity
For the years ended December 31, 2022

	Common Stock	Accumulated Profit	Total Stockholders'
		Amount	
Balance at December 31, 2022	10,000	-	10,000
Increase in share capital	-	-	-
Net Profit/(loss)	-	257,044	257,044
Balance at December 31 , 2022	10,000	257,044	267,044

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

Notes to the Financial Statements are an integral part of these financial statements.

Bright Builds Inc.
Notes to the consolidated Financial statements
As of December 31, 2022 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Bright Builds Inc., is mainly engaged in construction of homes and is doing business through its 100% owned subsidiary (Bright Builds LLC) acquired as on December 31, 2022 at net assets value by transferring cash.

The incorporation is a software incorporation providing virtual reality offices for remote teams. Currently, the incorporation's technology is available on Facebook/Oculus and is planning to expand onto other platforms in the future.

NOTE 2: GOING CONCERN

The incorporation's financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the incorporation conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The incorporation is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

Bright Builds Inc.
Notes to the consolidated Financial statements
As of December 31, 2022 and for the years then ended

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the incorporation's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the incorporation expects to receive in exchange for those goods or services. The

Incorporation applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted.

Advertising Expense

Advertising expenses are expensed as incurred.

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

Bright Builds Inc.
Notes to the consolidated Financial statements
As of December 31, 2022 and for the years then ended

Trade debts and other receivables

Trade debts are carried at original invoice amount less an estimate made for doubtful receivables based on review of outstanding amounts at the year end. Balances considered bad and irrecoverable are written off when identified. Other receivables are carried at nominal amount which is the fair value of the consideration to be received in future.

Cash and cash equivalents

Cash and cash equivalents for the purpose of cash flow statement comprise of balances at banks and include short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash and cash equivalents are carried in the balance sheet at cost except for foreign currency deposits, which are carried at fair value.

Trade and other payables

Liabilities relating to trade and other payables are carried at cost which is the fair value of consideration to be paid in future for goods and services received, whether billed to the incorporation or not.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

Bright Builds Inc.
Notes to the consolidated Financial statements
As of December 31, 2022 and for the years then ended

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the incorporation's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the incorporation's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the incorporation's financial statements. As the new accounting pronouncements become effective, the incorporation will adopt those that are applicable under the circumstances.

NOTE 4: RELATED PARTY TRANSACTIONS

There no related party transaction at balance sheet date.

NOTE 5: CONTINGENCIES

The incorporation may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the incorporation does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2021 and 2020, the incorporation has not reported any lawsuit or known plans of litigation by or against the incorporation.

NOTE 6: SUBSEQUENT EVENTS

Management's Evaluation

Based on evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 770[illegible]
832-869-7078

Bright Builds Inc.
Notes to the consolidated Financial statements
As of December 31, 2022 and for the years then ended

Note 7: Cost of Revenues:

Materials	267,234
Labor	671,412
Total Cost of Revenues	**938,646**

Note 8: Operating Expenses

Accounting	2,100
Advertising	3,699
Auto Expenses	5,214
Bank Charges	490
Depreciation	(80,871)
Dues and Subscriptions	449
Equipment Rentals	60,171
Insurance	3,201
Janitorial	632
Landscaping	2,145
Legal and Professionals	3,701
Misc. Expenses	787
Office Expenses	3,458
Permits and Fees	9,048
Printing	370
Rent	6,400
Salaries	296,000
Supplies	27,415
Taxes and Licenses	15,294
Telephone and Internet	1,540
Tools	9,415
Utilities Expenses	2,987
Waste Management	4,517
	378,160

Note:9

These financial statements have been presented in USD which is the Incorporation's functional and presentation currency.

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd,
Houston, TX 77063
832-869-7078

I, _Bakr Ali, the CEO of Brights Build INC, hereby certify that the financial statements of Brights Build INC and notes thereto for the periods ending December 31, 2022, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

[Brights Build INC] has not yet filed its federal tax return for [2022].

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 08/25/2022 (Date of Execution).

______________________(Signature)

CEO

04/26/2023

Sam's Tax and Accounting Services LLC
Sam Aboudi - Accountant
3886 Gessner Rd.
Houston, TX 77063
832-869-7078

CERTIFICATION

I, Bakr Ali, Principal Executive Officer of Brights Build, Inc., hereby certify that the financial statements of Brights Build, Inc. included in this Report are true and complete in all material respects.

Bakr Ali

CEO